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                      PLATINUM UNDERWRITERS HOLDINGS, LTD.
                             The Belvedere Building
                               69 Pitts Bay Road
                            Pembroke, Bermuda HM 08

                                                                 August 26, 2005


Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

     Re: Registration Statement on Form S-4 (File No. 333-126883) (the "Registration Statement"), relating to the exchange (the "Exchange Offer") of Series B 7.50% Notes due June 1, 2017 (the "New Notes") for a like principal amount of issued and outstanding Series A 7.50% Notes due June 1, 2017 (the "Old Notes")
          ----------------------------------------------------------------------


Dear Mr. Riedler:

     As indicated in the Registration Statement, Platinum Underwriters Finance, Inc. ("Platinum Finance") and Platinum Underwriters Holdings, Ltd. ("Platinum Holdings") are filing the Registration Statement with the Securities and Exchange Commission ("SEC") in reliance on the position of the staff (the "Staff") of the SEC in its previous no-action letters to Exxon Capital Holdings Corporation (dated May 13, 1988) (the "Exxon Capital Letter"), Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the "Morgan Stanley Letter"), Shearman & Sterling (dated July 2, 1993) (the "Shearman Letter") and later equivalent letters.

     Platinum Finance and Platinum Holdings each represents to the Staff that it has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of its information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

     Each exchange offeree, in the letter of transmittal to be used in connection with the Exchange Offer, will represent to Platinum Finance and Platinum Holdings that, among other things, (i) any New Notes that it receives will be acquired in the ordinary course of its business; (ii) it has no arrangement or understanding with any person or entity to participate in a distribution of the New Notes; (iii) if it is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the New Notes; (iv) if it is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result
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of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of such New Notes;
(v) it is not an "affiliate," as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), of Platinum Finance or Platinum Holdings or, if it is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and
(vi) it is not acting on behalf of any person who could not truthfully make the foregoing representations.

     The Exchange Offer prospectus also provides that any Holder of Old Notes that (a) is an "affiliate" of Platinum Finance or Platinum Holdings within the meaning of Rule 405 under the Securities Act, (b) does not acquire the New Notes in the ordinary course of its business, or (c) tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of New Notes will not be able to rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman Letter or later equivalent letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of New Notes, unless that sale or transfer qualifies for an exemption from these requirements. Platinum Finance and Platinum Holdings each acknowledges that any such sale or transfer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

     Platinum Finance and Platinum Holdings will commence the Exchange Offer for the New Notes when the Registration Statement is declared effective by the SEC. The Exchange Offer will remain in effect for a limited time and will not require Platinum Finance or Platinum Holdings to maintain an "evergreen" registration statement. The Exchange Offer will be conducted by Platinum Finance and Platinum Holdings in compliance in all material respects with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.


                                 Platinum Underwriters Finance, Inc.


                                 By: /s/  Joseph F. Fisher
                                     -------------------------------------------
                                     Name: Joseph F. Fisher
                                     Title: Executive Vice President and
                                         Chief Financial Officer

                                 Platinum Underwriters Holdings, Ltd.


                                 By: /s/  Michael E. Lombardozzi
                                     -------------------------------------------
                                     Name: Michael E. Lombardozzi
                                     Title: Executive Vice President, General
                                         Counsel and Secretary

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